
May 13, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL  60160

**Re:**       **Alberto-Culver Company**
                **Form 10-K for the fiscal year ended September 30, 2007**
                **File No. 1-32970**

Dear Mr. Nicoletti:

We have reviewed your response to our letter dated April 17, 2008 and have the following comment.  We ask that you respond by May 27, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1. We note your response to prior comment one, and appreciate the additional information you have provided.  After reviewing the supplemental quarterly ("Worldwide Consumers Goods") and monthly ("Net Sales, Gross Profit, Pretax Before Interest") financial information provided, it appears to us that the "components" within your Consumer Packaged Goods reporting segment may be considered operating segments as defined in paragraph 10 of SFAS 131.  As you have indicated in your response, paragraph 10 of SFAS 131 defines an operating segment as a component of an entity: that engages in business activities from which it may earn revenues and incur expenses; whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and for which discrete financial information is available.

We note that the components within your Consumer Packaged Goods segment engage in business activities from which they earn revenues and incur expenses and have discrete financial information. We also note the financial analysis reviews results from both a current period against prior period and current period against forecasted results for the period which is provided to the CODM, at the component level, to indicate that the CODM regularly reviews the Company on a component level to allocate resources and assess performance. As this financial information at the component level is provided to the CODM on a regular basis, we assume it is used to allocate resources and assess performance.

The information you have provided, appears to present detailed analysis sufficient to render the information discrete for the purposes of operational analysis. We ask that you please carefully reconsider your views regarding how you use internal operating information in relation to the definition of an operating segment and address our views above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief